

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 7, 2016

<u>Via E-mail</u>
Hans Jakob Hegge
Chief Financial Officer
Statoil ASA
Forusbeen 50, N-4035,
Stavanger, Norway

> **Re: Statoil ASA**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed March 18, 2016**
> **Form 20-F/A for Fiscal Year Ended December 31, 2015**
> **Filed April 12, 2016**
> **File No. 1-15200**

Dear Mr. Hegge:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 20-F for Fiscal Year Ended December 31, 2015</u>

<u>Business Overview, page 13</u>

<u>Proved Oil and Gas Reserves, page 48</u>

<u>Development of Reserves, page 55</u>

1.   The disclosure as of December 31, 2015 identifies certain fields with reserves that are expected to remain undeveloped for five years or more. The disclosure provided as of December 31, 2014 identifies a number of fields not also identified in your current year disclosure (e.g., Ekofisk, Grane, Heidrun and Snorre in Norway; Hebron in Canada; Azeri-Chirag-Gunashli in Azerbaijan; Mariner in the UK, Petrocedeno in Venezuela; and

Corrib in Ireland). Please expand your disclosure to explain in greater detail the reasons for the change in the status of those fields previously disclosed and quantify the resulting material change in the net reserves related to your current year disclosure. Refer to Items 1203(b) and 1203(d) of Regulation S-K.

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies, page 164

Critical Accounting Judgments and Key Sources of Estimation Uncertainty, page 172

Impairment / Reversal of Impairment, page 173

2.   We note your statement that "[i]mpairment testing requires long-term assumptions to be made concerning a number of often volatile economic factors…[and] also requires judgment regarding probabilities and probability distributions as well as levels of sensitivity inherent in the establishment of recoverable amount estimates." You also indicate that there is a high degree of reasoned judgment involved in establishing these assumptions. Address the extent to which there is uncertainty associated with these key assumptions and explain how reasonably likely changes in circumstances or expectations of future performance could affect your oil and natural gas properties. Your revised disclosure should explain in greater detail how probabilities and probability distributions are applied as part of the process through which recoverable amounts are estimated. Refer to section V of SEC Release No. 33-8350 regarding critical accounting judgments.

Note 9 – Income Taxes, page 185

3.   We note your reconciliation of the nominal statutory tax rate to the effective tax rate and the disclosure regarding your basis for computing a weighted average statutory tax rate of (198.9)% for the fiscal year ended December 31, 2015. Provide us with additional information explaining how this tax rate was calculated (e.g., address the mix of profits earned in different jurisdictions) and tell us how you considered using the domestic tax rate of the country in which you are domiciled for purposes of this reconciliation. Refer to paragraphs 81(c), 84, and 85 of IAS 12.

Note 11 – Property, Plant and Equipment, page 187

Impairments, page 188

4.   We note that the recoverable amount of assets tested for impairment during 2015 was mainly based on value in use estimates on the basis of internal forecasts on costs, production profiles, and commodity prices. Paragraph 33 of IAS 36 provides guidance regarding the projection of cash flows to measure the value in use of assets being tested for impairment. Explain to us management's basis for estimating the projected cash

flows used to measure the value in use of your oil and natural gas properties. For example, considering your statement that oil and natural gas prices have declined substantially compared to levels seen over the last few years, explain how your estimates of future cash flows reflected a range of economic conditions that will exist over the remaining useful life of these assets.

5. Please show us the internal price forecasts used as the basis for long term commodity prices and explain your basis for estimating future commodity prices, including periods beyond those for which you have approved financial budgets. Your response should describe the process through which you determined that the assumptions on which you based your projections are consistent with past actual outcomes and explain how you examined the causes of differences between past cash flow projections and actual cash flows. Refer to paragraphs 33, 34, and 36 of IAS 36.

Sensitivities, page 190

6. We note your statement that a prolonged period of low prices could lead to further reviews for impairment of your oil and natural gas properties as part of your risk factors disclosure. Separately, you have provided disclosure regarding the carrying amount of producing and development assets which would be subject to impairment assessment assuming an additional decline in commodity price forecasts of 20% on page 190 of your filing. Explain why you have assumed a 20% decline in forecasted commodity prices (e.g., this is meant to represent an outcome deemed reasonably likely to occur by management). We also note your statement that you do not disclose the expected impairment amount because there are substantial uncertainties related to other relevant assumptions that would be triggered by a significant and prolonged decline in commodity price forecasts. Tell us how you considered the guidance regarding the disclosure of quantitative information to comply with the guidance per section V of SEC Release No. 33-8350.

Note 27 – Supplementary Oil and Gas Information, page 214

Oil and Gas Reserve Quantities, page 214

7. Revise to provide explanatory disclosure here regarding the significant changes in your reserve quantities. Refer to FASB ASC 932-235-50-5.

Changes in the Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves, page 224

8. Revise to provide additional information explaining the changes in standardized discounted cash flows to prevent this disclosure from being misleading. For example, we note that the adjustment for "Net change in sales and transfer prices and in production (lifting) costs related to future production" is equal to more than 100% of your

standardized measure at the beginning of the year. As another example, we note that although there was a negative revision to your total proved reserve quantities during 2015, your disclosure of changes in standardized discounted cash flows includes a positive adjustment for "Net change due to revisions in quantity estimates." Refer to FASB ASC 932-235-50-36.

Form 6-K furnished July 27, 2016

Notes to the Condensed Interim Financial Statements

Note 6 – Property, Plant and Equipment and Intangible Assets, page 20

9.   We note that you recognized both impairment charges and impairment reversals related to unconventional onshore assets in North America and conventional assets in your Development and Production International segment. Provide us with a detailed discussion of the factors underlying the impairment charge recognized during the six month period ended June 30, 2016 and explain how those factors were considered as part of the process through which you determined that previously recognized impairment charges should be reversed. With your response, address your basis for changes in the assumptions underlying the estimates of the recoverable amount of the previously impaired assets. Refer to paragraph 114 of IAS 36.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters and John Hodgin, at (202) 551-3699 if you have questions regarding comments on the engineering related matters. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources